MAINSTAY VP FUNDS TRUST

51 Madison Avenue

New York, New York 10010

August 23, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attn: Lauren Hamilton

Re: Delaying Amendment for MainStay VP Funds Trust Registration Statement on Form N-14

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), MainStay VP Funds Trust (the “Registrant”) is hereby filing a delaying amendment with respect to its registration statement on Form N-14 (the “Registration Statement”) relating to the proposed reorganization of MainStay VP Absolute Return Multi-Strategy Portfolio with and into MainStay VP IQ Hedge Multi-Strategy Portfolio. The Registration Statement was filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 10, 2018, pursuant to Rule 488 under the Securities Act (Accession No. 0002244204-18-043439).

The Registrant hereby amends the Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Jersey City and State of New Jersey on the 23rd day of August, 2018.

No fees are required in connection with this filing. If you have any questions or comments, please do not hesitate to contact Thomas C. Bogle at Dechert LLP, counsel to the Registrant, at (202) 261-3360.

Sincerely,

/s/ J. Kevin Gao

J. Kevin Gao

Secretary and Chief Legal Officer

MainStay VP Funds Trust